Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: January 13, 2015

Medtronic, Inc. Presentation at the 33rd Annual JP Morgan Healthcare Conference

January 12, 2015

Speakers:

Omar Ishrak Medtronic, Inc. - Chairman and CEO

Mike Weinstein JPMorgan - Analyst

Mike Weinstein - JPMorgan - Analyst

Omar Ishrak will be presenting. Following Omar’s presentation we will have a breakout session across the hall in the Borgia room. Omar?

Omar Ishrak - Medtronic, Inc. - Chairman and CEO

Thank you, Mike. Good morning everyone and it is a pleasure to be here again at the conclusion of a really exciting year for Medtronic.

Look, our strategy in healthcare really hasn’t changed and it won’t change because the key growth drivers that we have are aimed to address universal healthcare needs, therapy innovation, globalization and economic value. We will go through that in a fair amount of depth this morning in the next 25 minutes.

Above all though we’ve got to execute because none of that means anything unless we can execute in a systematic basis and we keep track of that closely.

What is different this year however as you all know is the addition of Covidien. Covidien will give us increased acceleration in driving these growth areas that we have just talked about and will give us more financial flexibility.

So what does Covidien actually do to us? You can see that it diversifies us both in terms of business segments and we are going forward going to look at our business that way, four groups Covidien, cardiovascular, respiratory therapies and diabetes, aimed at specific disease states, specific areas of the healthcare system. And each will grow on their own right into the future in four big regions, Asia-Pacific, Greater China, Americas and Europe and the Middle East. So that is the way in which we look at our business and this chart kind of shows the way in which Covidien helps us further diversify Medtronic.

Now, I mentioned universal healthcare needs and these are truly universal healthcare needs. No matter who you are or where you are in the healthcare system, these are common needs that one will have. The importance of one versus the other may vary depending on whether you are a provider, whether you are an emerging market, whether you are a government or an insurance company but it is one of these three needs that if you are a stakeholder in healthcare you will deal with. It is improving clinical outcomes, expanding access or improving the efficiency of healthcare.

To address these needs we have developed these growth strategies and over the years what we have done is made these growth strategies into specific independent growth vectors addressing independent markets, end markets. New therapies, emerging markets and integrated health solutions are our independent growth vectors.

We have gone further than that and actually identified what percentage of our overall growth will come from each of these areas. If you look back, we have been starting measuring ourselves in that way too.

If you compare ourselves to 2011, we have clearly at least started to execute at a mid single-digit level. We expect this year we have guided to 4 to 5%. We expect to finish at the higher end of that range. Again, we don’t keep our eye off of this, it is something that we have to prove to ourselves that we can deliver not only in a yearly basis but in a quarterly basis and with the diversified portfolio that we have we can do that.

However, at the same time what is equally important is the diversification of the sources of growth that will deliver that mid single-digit performance. New products will always be there as a fundamental baseline that will go up and down a little bit depending on the product cycle. Emerging markets, a continued source of new growth with existing products driving into emerging markets and a new growth vector in integrated health solutions with independent source of revenue that will start to deliver 50 to 100 basis points of our overall growth.

Now let’s take these growth vectors one at a time starting with therapy innovation. We have had a pretty good year, some good execution on recent launches and what has been important to me as a leader of the Company and to our team overall is the fact that not only have we executed to a timeline and so on. Equally importantly, we have executed to our own business plan.

In each case the source of revenue that we expected that was advertised if you like by our business team, are what the revenues that we achieved and perhaps more. Linq for example is a great example of that where on release this business is doing way beyond what our own projections were and certainly beyond what the market projections are. But across the board in CoreValve, in our NuVent new sinus dilation system, our MiniMed for diabetes, in all of these areas we have had successful product launches and we are excited about that.

If you take that theme and go forward, we have a very rich pipeline. We have a rich pipeline of products and I won’t go through each one of these in detail but you can see some you can relate to, Micra, the MiniMed 640G, there are others. There is O-Arm second generation, there is the Sapiens, there is a whole series of products but they are not singular products.

And through the rhythm of these launches and the regularity of these launches, we think we can protect 150 to 350 basis points of growth from new therapies into the future in a fairly predictable fashion.

What does Covidien do to this? Covidien meaningfully enhances our therapy innovation strategy for three very specific reasons. First, it accelerates our CVG and RTG therapy innovation goals by the addition of the peripheral vascular and neurovascular product lines which accelerates both our strategic plan and what used to be Covidien’s strategic plan.

Second, it adds clinical breadth into areas that we have complementary offerings like in surgical tools.

Third, there are areas in Covidien which are very early stage which through the use of Medtronic’s strong health economics and clinical trial expertise can accelerate the market development of. Like the examples you just saw in previous pages with Linq and MiniMed and so on where we know that when we launch a product we can create a market. We think we can give that capability to the Covidien new therapies and really accelerate their market development in the future.

If we now change gears and look at globalization. I have talked pretty consistently in these forums about globalization in terms of penetration of existing therapies which really addresses the premium market which actually is a very big market. When we do the math at the back of an envelope, it is something like a $5 billion a year opportunity for us to sell our existing product at existing prices into people who can afford them in emerging markets. We have driven a strategy to achieve that but the strategies as we have learned the last three years need to be different from what we have done in developed markets because of the nature of these emerging markets.

So we have concluded three main strategic themes in emerging markets. The first — and all are geared around partnerships. The first is private partnerships with private providers using capabilities that we have built around the world like Healthy Heart for All which is a referral chain management program. Our Cath Lab Managed Services which we developed in Europe. Using these tools and doing alliances with private providers across emerging markets, some big like Fortis, others small like ones you have never heard of perhaps like Premier out in India or small private providers in China. But through that we think we can zero in with the private provider, partner with them and work on the referral chain and work on the capacity and training as well.

Second, public partnerships where we are working with governments to accelerate market development in very specific areas. Hemodialysis is a new area for us which we think is fit for emerging markets. Diabetes is another. In both of these areas we have had success in China and there are other examples. Nothing really big so far but big enough that when you add them up together they come to a substantial amount.

Thirdly, optimizing our channels. It is extremely important that we go direct in many of these markets and have direct relationships with our physician customers. Through that we can drive these business models more effectively and through that we think we can unlock margin and drive and reinvest the margin that we get into driving growth in those emerging markets and to do that we really need to go direct.

So those are our strategies for emerging markets and by employing these strategies we think we can grow in the midteens quite reliably and that takes us to between $6 billion to $6.5 billion depending on whether you are in the low end of the midteens or the high end of the midteens.

Now beyond that, if some of these public or private partnerships really take off, we think we can get to about 20% but that we need to prove to ourselves and I know I started off with that but having learned this market and what it takes to grow in it reliably I think midteens is a better objective for us which still outperforms the market and gives us 150 to 300 basis points of growth to overall Medtronic.

Now when you add Covidien to our globalization story, it really shows the diversification that we can achieve. You can see that China together with Covidien right now is only about I would say 40% of our total business as opposed to over 50% or maybe even 35%. And you’ve got between Latin America, Middle East, Africa and Central and Eastern Europe a big block of countries diversified by themselves but growing fairly rapidly which can offset any ups and downs you may have in a singular market such as China. And through Covidien it gives us that equally from a product perspective. We were very heavily dependent in CVG, but with the addition of Covidien you can counter balance that and diversify our emerging market strategy. And so achieving a midteens growth level in emerging markets with this diversified portfolio and this diversification of geographies we think is quite achievable.

More specifically with the addition of Covidien what we get is we get infrastructure leverage. We get more sales for the same dollar because you don’t have to duplicate sales offices and regional headquarters and so on. We can leverage our manufacturing facilities more effectively.

Equally Covidien reaches hospitals earlier than Medtronic does because of the nature of their products. When Covidien sells products into hospitals they can be used in most patients as they come into the hospital. When Medtronic sells products into most hospitals we have to find the patients as well because they are very patient specific therapies such as pacemakers and so on as opposed to surgical tools which are generic. So we can get an earlier entry into hospitals which can build our initial footprint and then we can capitalize on that by bringing in our more specific Medtronic therapies.

And then finally, that overall breadth that we will now have in emerging markets will make us an even more attractive partner to governments and bigger private providers around emerging markets so we are really excited about what emerging markets can do for our portfolio.

Now we move to economic value which is our third growth factor. The concept of economic value is quite straightforward and as I have said before, it is central to device companies because today the way healthcare works in the US is that value is disassociated from cost. So where the cost is incurred the stakeholder pays for something is not necessarily the stakeholder who gets the benefit, the financial benefit of what they just invested in.

As a result, the cost equation is almost out of sync with the value equation. Fortunately healthcare systems around the world understand that and certainly in the US it is understood. Solving it though will require us to start reimbursing over expanding time horizons which is what is going on. And we as device providers, have to see that as a good thing because through this the true value of our technology can in fact be realized in an objective fashion. And so we are very much in favor of this and want to drive it but it requires us to build broader relationships, it requires us to think differently.

Medtronic is uniquely positioned to do this. Because to do this effectively you first have to have the connection with the physicians and the credibility of the physicians because no matter what you do in terms of reimbursement the physicians have to provide care enough to go along with this and Medtronic can be a huge asset in that journey. Our breadth and scale means that we are a meaningful partner to most providers, payers and other stakeholders who want to do this and our financial strength means that we can be in the table and actually invest and drive this process forward.

So by establishing new partnerships through our assets, we can in fact use technology to improve outcomes at a lower cost and at the end of the day the whole story on economic value is that if it is done successfully, healthcare will become an economic driver as opposed to a cost burden which is where it should be.

Now how do we actually go and execute this? A number of things. First of all, our traditional business in medical devices we have to keep and like I said earlier, our intention is to keep our leadership position in those areas, keep our relationship with the physician intact and even accelerated. But now to get value out of those devices we have to do two things.

First, we have to have what we call wrap around programs, programs that are aligned to the specific device which allows us to get value, financial value from that device. For example, if a device feature says that readmission should be reduced then there may be other capabilities within the hospital that need to be provided to actually realize their benefit. We intend to provide those programs.

So until the outcomes are actually changed, our job is not done. But these are devices related to wrap around programs. In addition, for us to be a really big stakeholder we have to work with CEOs to look at the disease state that we are in and make broader investments which are device independent in that same clinical area. So in cardiology we should look after heart failure patients who don’t have devices as well as those who have devices and that will give us a growing pool of independent service revenue related to our devices but not dependent on our devices and that is what we call integrated health solutions.

The way a typical thing like this would work out and our success in Cath Lab Managed Services in Europe is a prime example of this where we have had considerable success in the last 12 months, our pre-Cath Lab Managed Services days, we had an existing device revenue. Now what we have is not only do we have an existing device revenue because of the nature of the contract, we’ve got incremental share, which is guaranteed to work over a three- to five-year period, closer to five.

In addition to that, we become the central provider to do OEM products for that cath lab including products from our competitors. Then we have value-added services for the cath lab very specifically where we leverage our clinical credibility with the physicians to drive things like Lean Six Sigma into the process of the cath lab which other consulting companies cannot do because they will not have the intimate clinical understanding that we do.

So what this results in is a dramatic increase in revenue but at the same time holding our operating margins flat between pre CLMS to post CLMS. And we do that because our cost of sales goes down, our device pricing is held steady and we have an increasing focus on operating margin as opposed to gross margin because that is the nature of the service business. But our operating margins stay whole and our revenues double through a process like that.

This is not just paper wear at this point we have already completed 40 CLMS contracts in Europe over the last 12 months yielding for us a guaranteed revenue or a revenue that we can rely on on this basis of 900 million over the next five years. So we are really excited about that.

In addition to that, we have Cardiocom, which is a postacute care management system that we have in the US and through that we have got something like 80,000 patients under contract and that is completely device independent. So we have great aspirations for what we can do in integrated health solutions not only from a revenue perspective but as a leader and a market mover in this space.

What does Covidien do? Covidien, a number of things. First of all the thing that we have done with Cath Lab Managed Services, we can expand to the operating room using the capabilities that Covidien has and we think that with the traction that we have had in Cath Lab Managed Services, the experience that we have developed over the last year if you apply that to the Covidien technologies and we are already beginning to think about it in those terms, we think we can really accelerate that journey and provide us with meaningful payback.

But broader than that in the world of integrated health we are looking at the patient over a long continuum of care. What Covidien does is their products have value within the hospital. Their financial value is realized within the hospital because you save operating room time, you reduce the amount of ICU stay and so on.

Our products by and large have value outside the hospital. When you put a pacemaker in the value is realized when the patient gets better outside the hospital, not during the procedure itself. So when you want to act as a partner to an overall integrated provider of care who looks after the patient over the longer time horizon, we will have more assets than anybody else in the space and that is what Covidien does for us in the long term. And through this big merger that we are doing today has put us in a position where we are in the driver’s seat to choose truly transform healthcare and truly reach our aspiration which is make healthcare into an economic driver as opposed to a cost burden which is extremely important for us to relate to and that is clearly a goal for us and in line with what our mission is.

So how do we create shareholder value? Well, we’ve talked a lot about our growth strategies and through these growth strategies we think we can deliver consistent mid single-digit growth through the balance of the three growth vectors, through the diversification of geographic and product and market we think that we are in a good place and positioned very well to really depend on that.

But at the same time our goals equally state that we have to consistently grow EPS 200 to 400 basis points faster and are committed to returning at least 50% of free cash flow back to our shareholders in the form of either dividends or share buybacks for faster EPS growth.

The formula is very simple. We maintain our gross margins and we do that product gross margins basically — we do that by implementing and executing to our product cost reduction program which we’ve got going, get value for the products that we sell. We think we can maintain our gross margins. We drive SG&A leverage and the Cath Lab Managed Services program is a great example of one where you will get SG&A leverage because of the nature of these big contracts.

We will have integration cost synergies with Covidien which we have identified and published and sort of committed to about $850 million of synergies within the first three years and we think that we are well on the way to do that.

Finally, you have got financial leverage which includes increased interest income and cash and continued share buybacks to the degree that we need to.

Now we have had a history of returning cash back to our shareholders. We have increased our dividend consistently over the last 36 years and we have got over $1 billion in dividend payments in FY14. Equally, we have enhanced our returns through share buybacks repurchasing over 15% of our shares in the last five years. This is history. This is what we have been doing and this is just to show that you can trust us to return our cash back to the shareholders according to our commitments.

Going forward, we will have more flexibility because with the addition of Covidien, now 60% of our cash is accessible as opposed to 40% of our cash that is accessible today and in fact from a bigger pool. So this will give us increased accessibility to this cash and we intend to use at least a portion of this increased flexibility to increase the amount of cash that we give back to our shareholders in some form. It is going to take us a little while to sort out exactly what we have, where it is coming from and how we manage through this and what synergies we are really going to get locked into the plan in the first year and so on but pretty soon you’ll hear from us a commitment of leveraging this increased flexibility in terms of returning cash to our shareholders.

In terms of future M&A, we have had a pretty systematic approach to this and this is not going to change. Just because we add Covidien doesn’t mean we are going to change that and by the way the addition of Covidien as big as it was fell within the umbrella of this strategy.

First, we need to strengthen our strategic priority across each group, driving our growth vectors across each group, fill out any gaps that we have either geographic or product within each group and that is why it is important to think of these groups not as spine breakers for me but as groups which address clear disease states within healthcare. And we need to own those disease states globally and across the continuum of care and we will use M&A and our cash to fill that. That will help us accelerate our growth strategies.

Second, we’ve got some strict financial guidelines. Midteens risk adjusted return hurdle. We have to do that. A clear financial value proposition which goes without saying but just to reemphasize, that doesn’t get lost on us. Third, minimal no net EPS dilution which means that we ourselves have to be accountable for the money that we spend. And sure, there may be times when we go to shareholders but that will be after we have tried every other avenue.

We focus on tuck-in acquisitions because that gives you the biggest leverage and then we are going to target an accretive profile. At the end of the day we ask ourselves is it an attractive market? Can we win and what value do we add? These are standard questions but this just assures you that we go through a process of doing this in a very systematic way and I have to say within the past three or four years we have had good success. We have absorbed some headwinds like Ardian and so on but at the end of the day, our net acquisitions over the past five years have yielded according to this formula giving us acceleration in both revenue as well as EPS.

Now let’s talk a little bit about the integration itself. Thinking about integration also has been consistent from day one and it is something that we are disciplined about. The first thing that I made clear to the integration team and it is important that we execute to that is that we preserve the two businesses. Because simply by adding the two businesses, the diversity that we create, geographically and by product, we already create value. So we shouldn’t take any risks in disrupting this addition of the two companies and that is what we mean by preserve.

So what Covidien committed to is a strategic plan, what Medtronic has committed to is a strategic plan. We should be able to join the two together and deliver you a diversified strategic plan that is growing in mid-single digits.

Second, we take non-customer facing and non-R&D-related activities such as regional headquarters, such as corporate areas, such as in some areas the distribution of products such as our supply chain, supply management, all of those areas and optimize it faster and through that we think we can find our $850 million. That is the second priority.

The third priority is to accelerate the areas where we’ve got strategic plans whereby the addition of Covidien and Medtronic together we can accelerate those strategic plans and specifically those are neurovascular and peripheral vascular.

And then finally, we will transform. We will transform in value-based healthcare by the addition of Covidien and Medtronic’s joint capabilities in that area.

So this gives us a pretty healthy financial outlook, mid single-digit growth with operating leverage, EPS growth 200 to 400 basis points faster than their top line growth. In addition to that at least 165 basis points of dividend yield which hopefully we can increase with the added flexibility that Covidien will give us and we should get high single- to double-digit total shareholder returns through this combination in a base business that is $27 billion.

There are positives and negatives here as we go forward, lots of positives, things we are going to watch our foreign exchange which is a big — which has got some volatility right now and we need to just watch that. We’ve got some increased interest expense. But look, our job is to cover the challenges with the positives and that is the way in which we will manage the business. That is my problem and this is just to show you I am being transparent about the issues that we are going to face.

So look, we are uniquely positioned I hope you will see and I will finish where I started. Our three growth vectors which address the universal healthcare needs, execution is a key priority for us. And finally, we think Covidien is a big game changer for us and an acceleration for our growth strategies.

Thank you very much for listening. It is a pleasure to lead Medtronic and we are excited about what is ahead of us this coming year. Thank you.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have made available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business,

Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

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The directors of Medtronic accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.